Exhibit 12.1

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30, 2010	Twelve Months Ended December 31, 2009	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2005
Earnings:
Income (loss) before income taxes	$42,866	$52,513	$(96,266)	$(71,859)	$(53,320)	$(26,621)
Fixed Charges	17,063	21,373	22,034	22,757	17,751	13,316
Total Earnings	59,929	73,886	(74,232)	(49,102)	(35,569)	(13,305)
Fixed Charges:
Interest expense, including amortization of debt issue costs	14,836	17,057	17,746	19,764	16,782	12,892
Estimated interest factor of rental expense	2,227	4,316	4,288	2,993	969	424
Total fixed charges	17,063	21,373	22,034	22,757	17,751	13,316
Ratio of earnings to fixed charges	3.5	3.5	-	-	-	-
Deficiency of earnings to fixed charges	—	—	$96,266	$71,859	$53,320	$26,621